Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - December 29, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Temporary Production Curtailment of Turgai Joint Venture

CALGARY, Alberta - PetroKazakhstan (“the Company”) announces that production of Turgai Petroleum, its 50% Joint Venture with Lukoil, has been temporarily curtailed as a result of non compliance by the Management of Turgai Petroleum with existing agreements on marketing.

Historically, PetroKazakhstan Kumkol Resources (“PKKR”), as operator of the Kumkol South field and Turgai Petroleum, as operator of the Kumkol North field, have always shared the supply of the domestic market in proportion to their production. This equitable sharing has been confirmed at the level of Turgai Petroleum by various binding shareholders resolutions and other agreements including the KAM pipeline consortium agreement.

In December, the Management of Turgai Petroleum unilaterally sought to reduce its supply to the domestic market, creating a supply shortfall for the Shymkent refinery and a saturation of available storage capacity.

Following extensive but inconclusive discussions, PetroKazakhstan served formal notice on December 23rd and December 25th to Turgai Petroleum that it should either supply its share of the domestic market or face a curtailment of the processing of its crude oil production through the PKKR Central Processing Facility at Kumkol, effective December 27th. The curtailment is expected to extend for only a few days.

While PetroKazakhstan will take the necessary steps to protect its rights, it will also continue to seek an amicable resolution through ongoing discussions with Lukoil, its Joint Venture partner in Turgai Petroleum.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Clayton Clift Senior Vice President Finance and CFO +7 (3272) 58-18-48	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425